Exhibit 1.1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

CHANGES OF DIRECTORS

The Board of Directors (“the Board”) of China Unicom Limited (“the Company”) announces that Mr. Zhao Le (“Mr. Zhao”) has resigned as Executive Director and Vice President of the Company with effect from 19 July 2005. Mr. Zhao has confirmed that he has no disagreement with the Board and is not aware of any matters in respect of his resignation that need to be brought to the attention of the shareholders of the Company.

With effect from the same day, Mr. Li Qiuhong (“Mr. Li”) has been appointed Executive Director and Vice President of the Company.

Mr. Li, aged 51, a senior accountant, graduated in 1982 from Agricultural Economics Faculty of Finance & Economics Institution of Hubei, with degree in Economics and obtained a Master of Business Administration degree in 2003 from New York State University. Prior to joining Unicom Group, Mr. Li once served as Deputy Division Head of Agricultural Tax Bureau of the Ministry of Finance, Deputy Head of Yongji County in Jilin Province and Division Head of Agriculture Department of the Ministry of Finance, as well as Division Head of Agricultural Tax Bureau of the State Administration of Taxation. Mr. Li joined Unicom Group in February 1996, he served as Deputy Head of Finance Department, General Manager of Finance and Planning Department and General Manager of Planning Department. He also acts as the Chairman of Beijing Unicom Shi Hua Information Network Corporation Limited since September 2003. Mr. Li has extensive work experience and management expertise in the areas of government finance and tax management, and corporate planning finance management.

Save as disclosed above, Mr. Li does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Li except from holding of a total number of 816,400 share options issued pursuant to the Company’s share option schemes, does not have any other interest in the shares of the Company within the meaning of Part VX of the Securities and Futures Ordinance.

The terms of services agreed between Mr. Li and the Company do not include a specified length of service and do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. Mr. Li is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Li will receive a remuneration package including a basic salary of HK$57,700 per month plus a housing allowance, as well as discretionary bonus and discretionary grant of share options as may be recommended by the Remuneration Committee, and determined by the Board with reference to his performance. The remuneration of Mr. Li has been determined with reference to his duties and responsibilities in the Company, his experience and the prevailing market conditions. Mr. Li has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

The Board expresses its sincerest gratitude to Mr. Zhao for his contribution to the Company made during his period of service, and sends its warmest welcome to Mr. Li for his appointment as Director of the Company.

As at the date of this announcement, the Board comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Qiuhong, Lo Wing Yan, William and Ye Fengping
Non-executive Director:	Liu Yunjie
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian and Cheung Wing Lam, Linus

By Order of the Board China Unicom Limited Yee Foo Hei Company Secretary

Hong Kong, 19 July 2005